EXHIBIT 11

Radian Group Inc.

Schedule of Net Income Per Share

(In thousands, except per-share amounts and market prices)	Quarter Ended March 31
	2004	2003
Net income available to common stockholders	$120,010	$104,772

Average diluted stock options outstanding	5,280.0	5,727.0
Average exercise price per share	$33.00	$29.18
Average market price per share - diluted basis	$45.36	$35.72
Average common shares outstanding	94,022	93,394
Increase in shares due to exercise of options – diluted basis	1,056	903

Adjusted shares outstanding – diluted	94,078	94,297

Net income per share – basic	$1.28	$1.12

Net income per share – diluted	$1.26	$1.11

48